UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ X ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

SEC FILE NUMBER: 001-33976

CUSIP NUMBER:

For Period Ended: December 31, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OMEGA NAVIGATION ENTERPRISES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

61, Vasilissis Sofias Ave.
Address of Principal Executive Office (Street and Number)

115 21 Athens, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to timely file its annual report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) because the registrant is unable to finalize the audited financial statements without undue hardship and unreasonable expense or effort.

The registrant is finalizing the audited financial statements and intends to file the Annual Report, along with the audited financial statements as promptly as practicable, and undertakes the responsibility to file the Annual Report no later than 15 days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory A. McGrath	551	580-0532
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ X ] Yes [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the negative trend in general market conditions and in the tanker charter market during the year ended December 31, 2009, the registrant anticipates that there will be a decline in its results of operations for the year ended December 31, 2009, as compared to the same period ended December 31, 2008. The registrant’s revenue is expected to decline by approximately $13.2 million, or 17%, from $77.7 million for the 12 months ended December 31, 2008, to $64.5 million for the same period ended December 31, 2009, and the registrant’s net income is expected to decline by approximately $5.2 million, or 48%, from $10.9 million for the 12 months ended December 31, 2008, to $5.7 million for the same period ended December 31, 2009.

OMEGA NAVIGATION ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2010	By:	/s/ Gregory A. McGrath
	Name:	Gregory A. McGrath
	Title:	Chief Financial Officer

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